OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VoIP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
928628 10 6
(CUSIP Number)
November 16, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	928628 10 6

1	NAMES OF REPORTING PERSONS:[1] (a) Cross Country Capital Partners, L.P. (“CCCP”) (b) Cross Country Capital Management, LLC (“CCCM”) (c) E. Denton Jones (“Jones”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

(a) Texas, USA (b) Texas, USA (c) USA

	5	SOLE VOTING POWER:

NUMBER OF		5,850,000[2]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,850,000[2]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,850,000[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

(a) PN (b) OO (c) IN

[1]	Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is CCCP. This Statement is also being filed on behalf of CCCM, which is the sole general partner of CCCP, and Jones, who is the Manager of CCCM and may be deemed to share indirect beneficial ownership of the securities which CCCM may beneficially own. CCCM and Jones disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.

[2]	Consists of 3,625,000 shares of Common Stock and 2,225,000 shares which may be acquired upon exercise of warrants.

Item 1. Name and Address of Issuer.
(a)(b)	Name and address of principal executive offices of Issuer:

VoIP, Inc. 12330 SW 53rd Street, Suite 712 Ft. Lauderdale, FL 33330
Item 2.
Cross Country Capital Partners, L.P.
(a)	Name of person filing:

Cross Country Capital Partners, L.P.

(b)	Residence or Business Address:

2001 Ross Avenue, Suite 3000 Dallas, Texas 75201

(c)	Citizenship:

Texas, USA

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP Number:

928628 10 6
Cross Country Capital Management, LLC
(a)	Name of person filing:

Cross Country Capital Management, LLC

(b)	Residence or Business Address:

2001 Ross Avenue, Suite 3000 Dallas, Texas 75201

(c)	Citizenship:

Texas, USA

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP Number:

928628 10 6
E. Denton Jones
(a)	Name of person filing:

E. Denton Jones

(b)	Residence or Business Address:

2001 Ross Avenue, Suite 3000 Dallas, Texas 75201

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP Number:

928628 10 6
Item 3.
     N/A
Item 4. Ownership.
(a)	Amount beneficially owned: 5,850,000

(b)	Percent of class: 8.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,850,000*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,850,000*

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Consists of 3,625,000 shares of Common Stock and 2,225,000 shares which may be acquired upon exercise of warrants.
Item 5-9. Ownership of Five Percent or Less of a Class
     N/A
Item 10. Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: August 17, 2006	CROSS COUNTRY CAPITAL PARTNERS, L.P.

	By:	Cross Country Capital Management, LLC, its general partner

		By:	/s/ E. Denton Jones

E. Denton Jones
Manager

CROSS COUNTRY CAPITAL MANAGEMENT, LLC,

	By:	/s/ E. Denton Jones

E. Denton Jones
Manager

/s/ E. Denton Jones

E. Denton Jones, individually